COTERRA ENERGY INC.

Three Memorial City Plaza

840 Gessner Road, Suite 1400

Houston, Texas 77024

November 21, 2022

Via EDGAR transmission

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Coterra Energy Inc.
Registration Statement on Form S-4
File No. 333-267541

Ladies and Gentlemen:

In connection with the above referenced Registration Statement (the “Registration Statement”) relating to the registration by Coterra Energy Inc. (the “Registrant”) under the Securities Act of 1933, as amended (the “Securities Act”), of $687,217,000 aggregate principal amount of the Registrant’s 3.90% Senior Notes due 2027 (the “2027 Exchange Notes”) and $433,171,000 aggregate principal amount of the Registrant’s 4.375% Senior Notes due 2029 (the “2029 Exchange Notes” and, together with the 2027 Exchange Notes, the “Exchange Notes”) to be offered by the Registrant in exchange (the “Exchange Offers”) for a like principal amount of the Registrant’s issued and outstanding 3.90% Senior Notes due 2027 and 4.375% Senior Notes due 2029, respectively, the Registrant hereby confirms and represents as follows:

1.       The Registrant is registering the Exchange Offers in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) and similar no-action letters (collectively, the “SEC No-Action Letters”).

2.       The Registrant has not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offers to distribute those Exchange Notes following completion of the Exchange Offers. The Registrant is not aware of any person that will participate in the Exchange Offers with a view to distribute the Exchange Notes.

3.       The Registrant will disclose to each person participating in the Exchange Offers that if such participant acquires the Exchange Notes for the purpose of distributing them, such person (a) cannot rely on the Staff’s interpretive position expressed in the SEC No-Action Letters, and (b) must comply with the registration and prospectus delivery requirements of the Securities Act, in order to resell Exchange Notes, and be identified as an underwriter in the prospectus.

4.       The Registrant will include in the letter of transmittal an acknowledgement to be executed by each person participating in the Exchange Offers that such participant does not intend to engage in a distribution of the Exchange Notes. In addition, the Registrant will include in the letter of transmittal an acknowledgement for each person that is a broker-dealer exchanging securities it acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Exchange Notes received pursuant to the Exchange Offers. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please contact Clinton W. Rancher or Eileen S. Boyce of Baker Botts L.L.P. at (713) 229-1820 or (713) 229-1343, respectively, with any questions or comments regarding the foregoing.

[Signature Page Follows]

Very truly yours,

Coterra Energy Inc.

By:	/s/ Scott C. Schroeder
	Name:	Scott C. Schroeder
	Title:	Executive Vice President and Chief Financial Officer

cc:	Clinton W. Rancher, Baker Botts L.L.P.
Eileen S. Boyce, Baker Botts L.L.P.